SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No.  )

Napster, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

630797108
(CUSIP Number)

Wm. Christopher Gorog c/o Napster, Inc. 9044 Melrose Ave. Los Angeles, California 90069 (310) 281-5000	with a copy to: David A. Krinsky O’Melveny & Myers LLP 610 Newport Center Drive, Suite 1700 Newport Beach, California 92660-6429 (949) 760-9600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 26, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See§240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 7 pages)

CUSIP No. 630797108
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF THE ABOVE PERSONS (ENTITIES ONLY) William Christopher Gorog
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 3,157,009
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,157,009
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,157,009
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.5%(1)
14	TYPE OF REPORTING PERSON IN
(1) The percentage ownership reported in this Schedule 13D is based on 46,352,381 shares of Common Stock (as defined below) outstanding as of August 31, 2007, according to the Issuer.

(Page 2 of 7 pages)

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”) of Napster, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 9044 Melrose Ave., Los Angeles, California 90069.

Item 2. Identity and Background.

(a)	This statement is being filed by Wm. Christopher Gorog (the “Reporting Person”).

(b)	The Reporting Person’s business address is c/o Napster, Inc., 9044 Melrose Ave., Los Angeles, California 90069.

(c)	The Reporting Person is the Chief Executive Officer and Chairman of the Board of Directors of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The 3,157,009 shares of Common Stock beneficially owned by the Reporting Person include options to purchase 2,065,830 shares of Common Stock within 60 days of the date hereof, 9,750 shares of Common Stock purchased through the Issuer’s Amended and Restated 2001 Employee Stock Purchase Plan and 1,031,429 shares of restricted Common Stock (231,429 awarded on May 31, 2005, 400,000 awarded on April 26, 2006 and 400,000 awarded on May 8, 2007). Such stock options and shares of restricted Common Stock were granted by the Issuer as compensation for the Reporting Person’s services. The remaining 50,000 shares of Common Stock beneficially owned by the Reporting Person were acquired in a market purchase on November 10, 2005.

Item 4. Purpose of Transaction.

The Reporting Person holds his stock options, shares of Common Stock and shares of restricted Common Stock, as described in Item 3, for investment purposes. The Reporting Person may, from time to time, acquire additional shares of Common Stock in open market transactions or pursuant to the Issuer’s Amended and Restated 2001 Employee Stock Purchase Plan or through further compensatory grants by the Issuer of stock options and restricted Common Stock pursuant to its Amended and Restated 2001 Stock Plan, Amended and Restated 2000 Stock Option Plan, 2003 Stock Plan or other similar plans of the Issuer. Additionally, the Reporting Person may, from time to time, sell his shares of Common Stock in open market transactions or in negotiated block sales to one or more purchasers, consistent with his investment purposes. Subject to the foregoing, the Reporting Person has no current plans or proposals that would result in any of the events specified in Item 4 of Schedule 13D.

(Page 3 of 7 pages)

Item 5. Interest in Securities of the Issuer.

(a)
The Reporting Person is the beneficial owner of 3,157,009 shares of Common Stock, representing 6.5% of the Issuer’s outstanding Common Stock based on 46,352,381 shares of Common Stock outstanding as of August 31, 2007, according to the Issuer. The Reporting Person’s beneficial ownership includes options to purchase 2,065,830 shares of Common Stock within 60 days of the date hereof, 9,750 shares of Common Stock purchased through the Issuer’s Amended and Restated 2001 Employee Stock Purchase Plan, and 1,031,429 shares of restricted Common Stock (231,429 awarded on May 31, 2005, 400,000 awarded on April 26, 2006 and 400,000 awarded on May 8, 2007). The remaining 50,000 shares of Common Stock beneficially owned by the Reporting Person were acquired in a market purchase on November 10, 2005.

(b)
The Reporting Person has the sole power to vote and dispose of all 3,157,009 shares of Common Stock, including the stock options; provided, however, that (i) the shares of restricted Common Stock, until vested, are subject to certain transfer restrictions and, in the event of a termination of the Reporting Person’s employment, forfeiture and (ii) the shares of Common Stock underlying the options may not be voted unless and until such options are exercised and such shares are issued.

(c)	Transactions within the last 60 days: On August 15, 2007 the Reporting Person purchased 750 shares of Common Stock through the Issuer’s Amended and Restated 2001 Employee Stock Purchase Plan.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

See Items 3, 4 and 5 above. The following tables summarize certain terms of all stock options and restricted Common Stock that the Issuer has granted, as of the date hereof, to the Reporting Person pursuant to the Issuer’s Amended and Restated 2000 Stock Option Plan, Amended and Restated 2001 Stock Plan and 2003 Stock Plan. The plans of the Issuer and the forms of award agreement applicable to each award are listed in Item 7 and were previously filed with the Securities and Exchange Commission. The terms of such plans and agreements are incorporated herein by this reference. Under certain circumstances, the Reporting Person may be required to forfeit unvested shares of restricted Common Stock and shares underlying unvested stock options. Each restricted stock award is scheduled to vest in four annual installments from the date of grant; however, under certain circumstances, the vesting of the awards may be accelerated. The shares of restricted Common Stock are subject to certain restrictions on transfer until the shares have vested.

(Page 4 of 7 pages)

STOCK OPTIONS (RIGHT TO BUY COMMON STOCK OF THE ISSUER)

Date of Grant	No. of Shares Underlying Option	Exercise Price	Vesting Schedule
4/19/2001	487,000	$8.50	Fully vested.
9/24/2001	200,000	$15.25	Fully vested.
9/24/2001	375,000	$15.25	Fully vested.
8/13/2002	399,142	$3.87	Fully vested.
9/18/2003	300,000	$7.47	Fully vested.
8/6/2004	375,000	$4.13	Presently exercisable with respect to 281,250 shares; remaining shares vest in equal quarterly installments on 11/6/2007 2/6/2008, 5/6/2008 and 8/6/2008.

RESTRICTED COMMON STOCK

Date of Grant	No. of Shares	Vesting Schedule
5/31/2005	231,429	115,715 shares are presently vested; remaining shares vest in equal annual installments on 5/31/2008 and 5/31/2009.
4/26/2006	400,000	100,000 shares are presently vested; remaining shares vest in equal annual installments on 4/26/2008, 4/26/2009 and 4/26/2010.
5/08/2007	400,000	No shares are presently vested; shares vest in equal annual installments on 5/8/2008, 5/8/2009, 5/8/2010 and 5/8/2011.

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Item 7. Materials to be Filed as Exhibits.

Exhibit Number	Exhibit Name

1
Employment Agreement, effective as of August 15, 2003, between the Reporting Person and the Issuer, filed as Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 14, 2003, and incorporated herein by this reference.

2
Amended and Restated 2000 Stock Option Plan, filed as Exhibit 10.2 to the Issuer’s Form 10 Registration Statement (No. 000-32373) as filed with the Securities and Exchange Commission on May 15, 2001, and incorporated herein by this reference.

3
Form of 2000 Stock Option Plan Agreements, filed as Exhibit 10.3 to the Issuer’s Form 10 Registration Statement (No. 000-32373) as filed with the Securities and Exchange Commission on May 15, 2001, and incorporated herein by this reference.

4
Amended and Restated 2001 Employee Stock Purchase Plan, filed with the Issuer’s Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Stockholders as filed with the Securities and Exchange Commission on August 18, 2003, and incorporated herein by this reference.

5
Amended and Restated Napster, Inc. 2001 Stock Plan, filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K as filed with the as filed with the Securities and Exchange Commission on October 24, 2005, and incorporated herein by this reference.

6
Form of 2001 Stock Plan Option Agreements, filed as Exhibit 10.13 to the Issuer’s Form 10 Registration Statement (No. 000-32373) as filed with the Securities and Exchange Commission on May 15, 2001, and incorporated herein by this reference.

7
2003 Stock Plan, filed with the Issuer’s Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Stockholders as filed with the Securities and Exchange Commission on August 18, 2003, and incorporated herein by this reference.

8
Form of 2003 Stock Plan Agreements, filed with the Issuer’s Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Stockholders as filed with the Securities and Exchange Commission on August 18, 2003, and incorporated herein by this reference.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2007

/s/ Wm. Christopher Gorog
Wm. Christopher Gorog

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